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                                                            EXHIBIT 20.2


      Edison Reacts to CPUC'S Decision
      Regarding Its 1995 General Rate Case

      ROSEMEAD, Calif., Jan. 10, 1995 -- Southern California Edison today expressed disappointment with the California Public Utilities Commission's
(CPUC) decision regarding operating revenues in the company's 1995 General Rate Case, but pledged to work diligently to provide customers with high-quality electric service despite the decision.

      The Commission's decision reduces Edison's operating revenues by approximately $100 million, in inflation-adjusted dollars, from the amount the Commission found reasonable and necessary in the company's last General Rate Case. The decision falls substantially short of the General Rate Case settlement the company negotiated with the Division of Ratepayer Advocates (DRA) of the CPUC more than a year ago. The changes from the DRA settlement with respect to operating revenues were in every respect adverse to the company.

      Edison said the impact of the decision would fall primarily on workforce levels, but that the company would work diligently to avoid measures that would impact service to customers.

      Edison said it would consult with its partners in the Memorandum of Understanding (MOU) to assess the portion of the GRC decision dealing with its San Onofre Nuclear Generating Station (SONGS), which appears to be consistent with the restructuring decision reached by the CPUC on Dec. 20.

     Under the procedure adopted by the Commission, Edison will evaluate the CPUC's GRC decision before deciding whether to accept the terms of the decision or to seek further review by the Commission.

- SCE -